FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 27, 2017	By……/s/……… Eiji Shimizu………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2017

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2017

April 26, 2017

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2017	Three months ended March 31, 2016	Change(%)		Three months ended March 31, 2017	Year ending December 31, 2017	Change(%)
Net sales	¥972,761	¥797,230	+	22.0	$8,685,366	¥4,020,000	+	18.2
Operating profit	75,665	40,087	+	88.8	675,580	270,000	+	18.0
Income before income taxes	78,010	45,761	+	70.5	696,518	280,000	+	14.4
Net income attributable to Canon Inc.	¥55,089	¥27,991	+	96.8	$491,866	¥180,000	+	19.5

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥50.44	¥25.63	+	96.8	$0.45	¥164.83	+	19.5
- Diluted	50.44	25.63	+	96.8	0.45	-		-

	Actual
	As of March 31, 2017	As of December 31, 2016	Change(%)		As of March 31, 2017

Total assets	¥5,113,899	¥5,138,529	-	0.5	$45,659,813

Canon Inc. shareholders’ equity	¥2,717,384	¥2,783,129	-	2.4	$24,262,357

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY 112 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2017, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2017 First Quarter in Review

Looking back at the global economy in the first quarter of 2017, the U.S. economy continued to grow steadily as consumer spending and employment conditions improved. In Europe, the economy continued to recover moderately, centered on Germany and the U.K. The Chinese economy rallied due to public investments and the economies of such emerging countries as Russia and Brazil showed signs of recovery along with the rising price of natural resources. In Japan, although growth in personal income was weak, corporate earnings and employment conditions continued to improve. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as the previous year, while demand for laser printers exceeded the level of the previous year due to the recovery of emerging countries where the market had been sluggish. As for cameras, although demand for interchangeable-lens digital cameras realized temporary moderate growth, owing to shortages resulting from the Kumamoto earthquake being resolved, sales volumes of digital compact cameras continued to decline. Additionally, demand for consumer inkjet printers continued to decline, mainly in developed countries. Within the Industry and Others sector, however, demand for lithography equipment used in the production of flat panel displays (FPDs) and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth, thanks to active capital investment by panel manufacturers. Additionally, there was solid demand for medical equipment, mainly in developed countries.

The average value of the yen during the quarter was ¥113.53 against the U.S. dollar, a year-on-year appreciation of approximately ¥1, and ¥121.03 against the euro, a year-on-year appreciation of approximately ¥6.

During the first quarter, office MFDs enjoyed solid demand, mainly for color models. Total sales volume of laser printers increased compared with the same period of the previous year amid recovering demand in emerging countries, supported by the solid sales of new models. Total sales volume of interchangeable-lens digital cameras increased compared with the same period of the previous year, thanks to the strong demand for new models launched in the previous year and compact-system camera models. As for digital compact cameras, unit sales decreased compared with the same period of the previous year. Looking at inkjet printers, despite the shrinking market, sales volume remained at approximately the same level as the previous year, thanks to such factors as expanded sales of models equipped with large-capacity ink tanks for emerging countries and new models launched in the previous year. Also, sales of FPD lithography equipment and manufacturing equipment for OLED displays exceeded those for the previous year, thanks to the increasing demand of panels for OLED displays. Under these conditions, along with the impact of acquiring Toshiba Medical Systems Corporation (TMSC), first-quarter net sales increased by 22.0% year on year to ¥972.8 billion. Although the gross profit ratio dropped by 2.7 points to 48.1% due to the effect of the product mix and the appreciation of the yen, the gross profit increased by 15.7% year on year to ¥468.3 billion thanks to factors such as the increase of sales and continuous cost down efforts. Operating expenses increased by 7.7% year on year to ¥392.7 billion mainly due to the impact of acquiring TMSC. As a result, first-quarter operating profit increased by 88.8% to ¥75.7 billion. Other income (deductions) decreased by ¥3.3 billion due to foreign currency exchange losses while income before income taxes increased by 70.5% year on year to ¥78.0 billion and net income attributable to Canon Inc. increased by 96.8% to ¥55.1 billion.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥50.44, a year-on-year increase of ¥24.81.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by steady sales of A3 (12”x18”) imageRUNNER ADVANCE C5500-series models, which were launched in the previous year, and small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models. Among high-speed continuous-feed printers, sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. As for laser printers, sales increased steadily for new models introduced to expand the product lineup, while sales of consumables started to recover, having bottomed out in the second half of the previous year. Consequently, the sales of both printers and consumables increased year on year. These factors resulted in total sales for the business unit of ¥457.7 billion, a year on year increase of 0.7%, while operating profit totaled ¥55.4 billion, a year-on-year increase of 24.0%.

Within the Imaging System Business Unit, sales volume of interchangeable-lens digital cameras increased compared with the previous year owing to healthy demand for the EOS 5D Mark IV, which was launched in the previous year, as well as an increase in sales of compact-system cameras in Asia and Europe. As for digital compact cameras, while sales volume declined, sales of such high-value-added models as the high-image-quality PowerShot G-series enjoyed solid demand. As for inkjet printers, although market conditions have remained sluggish, especially for consumer models, newly designed home-use models launched in the previous year and models equipped with large-capacity ink tanks that target emerging countries enjoyed strong demand. Consequently, unit sales for the inkjet printers remained at approximately the same level as the corresponding period of the previous year. Additionally, for wide format inkjet printers, new imagePROGRAF PRO-series models, which target the professional photo and graphic art market, saw an increase in unit sales. As a result, sales for the business unit increased by 3.1% to ¥242.1 billion year on year, while operating profit totaled ¥29.2 billion, a year-on-year increase of 49.0%.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment decreased from the same period of the previous year amid the postponement of capital investment by customers. On the other hand, FPD lithography equipment and manufacturing equipment for OLED panel devices, which are sold by Canon Tokki, increased in response to growing demand for high-definition OLED displays used in mobile devices. As for network cameras, sales of network camera increased compared with the previous year thanks to efforts to strengthen the product lineup. Consequently, sales for the business unit, including the newly consolidated TMSC, increased by 126.0% year on year to ¥294.2 billion, while operating profit grew by ¥19.2 billion from the previous year to ¥18.6 billion.

Cash Flow

During the first quarter of 2017, cash flow from operating activities totaled ¥167.4 billion, an increase of ¥52.8 billion compared with the previous year, owing to improvements in profitability and working capital. Cash flow from investing activities decreased by ¥670.1 billion year on year to ¥50.1 billion due to the payment made in the previous year for the right to acquire all of the shares of TMSC. Accordingly, free cash flow totaled ¥117.3 billion, an increase of ¥722.9 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥83.4 billion, mainly owing to the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥24.5 billion to ¥654.7 billion from the end of the previous year.

Outlook

As for the outlook in the second quarter onward, the U.S. economy is expected to continue driving the recovery of the global economy. The European economy is expected to recover more slowly due to increasing uncertainty surrounding the U.K.’s decision to leave the EU and the risky political climates of principal countries. Looking at China, the economy is expected to stabilize through changes in fiscal policy, while emerging economies, such as those of Southeast Asia, Russia and Brazil, are expected to recover along with the rising price of natural resources. With regard to the Japanese economy, the outlook indicates a trend of gradual recovery supported by improved employment conditions and corporate earnings. Overall, the global economy is expected to recover from the previous year, although concerns are mounting over the rise in protectionism and increasing geopolitical risks in the Middle East and East Asia.

In the businesses in which Canon is involved, for office MFDs, demand for color models is expected to grow moderately, despite the contraction of the market for monochrome models. Looking at the laser printer market, although demand for printers is expected to remain at the same level as the previous year, demand for consumables is expected to expand, as color models increase in the market. As for interchangeable-lens digital cameras, although demand continues to decrease primarily in developed countries, the pace of decline is decelerating steadily. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, demand for consumer models is expected to continue to decline.

Looking at industrial equipment, within the semiconductor lithography equipment segment, the market is expected to remain at the same level as the previous year, while the outlook for FPD lithography equipment and OLED display manufacturing equipment points to continued active capital investment by panel manufacturers, which is expected to expand the size of the market. The network camera market is also expected to grow in response to the increasing use of network cameras for diverse applications in such areas as manufacturing and the commercial sphere. The medical equipment market is also expected to expand in response to global population growth and population aging.

With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥110 to the U.S. dollar and ¥120 to the euro, representing depreciation of approximately ¥2 against the U.S. dollar and the same level against the euro as the annual average rates of the previous year.

Upon taking into consideration the newly consolidated TMSC and the current economic forecast, Canon projects full-year consolidated net sales in 2017 of ¥4,020.0 billion, a year-on-year increase of 18.2%; operating profit of ¥270.0 billion, a year-on-year increase of 18.0%; income before income taxes of ¥280.0 billion, a year on year increase of 14.4%; and net income attributable to Canon Inc. of ¥180.0 billion, a year-on-year increase of 19.5%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2017		Change	Year ended December 31, 2016	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,000,000	4,020,000	20,000	3,401,487	+18.2%
Operating profit	255,000	270,000	15,000	228,866	+18.0%
Income before income taxes	260,000	280,000	20,000	244,651	+14.4%
Net income attributable to Canon Inc.	170,000	180,000	10,000	150,650	+19.5%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2017	As of December 31, 2016	Change
ASSETS
Current assets:
Cash and cash equivalents	654,654	630,193	24,461
Short-term investments	5,041	3,206	1,835
Trade receivables, net	578,620	641,458	(62,838)
Inventories	569,103	560,736	8,367
Prepaid expenses and other current assets	279,614	264,155	15,459

Total current assets	2,087,032	2,099,748	(12,716)

Noncurrent receivables	29,697	29,297	400
Investments	72,859	73,680	(821)
Property, plant and equipment, net	1,173,112	1,194,976	(21,864)
Intangible assets, net	435,772	446,268	(10,496)
Goodwill	930,882	936,424	(5,542)
Other assets	384,545	358,136	26,409

Total assets	5,113,899	5,138,529	(24,630)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	37,223	1,850	35,373
Trade payables	394,766	372,269	22,497
Accrued income taxes	36,030	30,514	5,516
Accrued expenses	294,507	304,901	(10,394)
Other current liabilities	266,031	273,835	(7,804)

Total current liabilities	1,028,557	983,369	45,188
Long-term debt, excluding current installments	616,050	611,289	4,761
Accrued pension and severance cost	406,254	407,200	(946)
Other noncurrent liabilities	135,672	142,049	(6,377)

Total liabilities	2,186,533	2,143,907	42,626

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,383	401,385	(2)
Legal reserve	66,775	66,558	217
Retained earnings	3,323,695	3,350,728	(27,033)
Accumulated other comprehensive income (loss)	(238,804)	(199,881)	(38,923)
Treasury stock, at cost	(1,010,427)	(1,010,423)	(4)

Total Canon Inc. shareholders’ equity	2,717,384	2,783,129	(65,745)

Noncontrolling interests	209,982	211,493	(1,511)

Total equity	2,927,366	2,994,622	(67,256)

Total liabilities and equity	5,113,899	5,138,529	(24,630)

	Millions of yen
	As of March 31, 2017	As of December 31, 2016
Notes:
1. Allowance for doubtful receivables	11,100	11,075
2. Accumulated depreciation	2,590,675	2,578,342
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(56,713)	(13,960)
Net unrealized gains and losses on securities	15,730	15,251
Net gains and losses on derivative instruments	115	(2,742)
Pension liability adjustments	(197,936)	(198,430)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016	Change(%)

Net sales	972,761	797,230	+	22.0
Cost of sales	504,417	392,484

Gross profit	468,344	404,746	+	15.7
Operating expenses:
Selling, general and administrative expenses	311,418	285,789
Research and development expenses	81,261	78,870

	392,679	364,659

Operating profit	75,665	40,087	+	88.8
Other income (deductions):
Interest and dividend income	1,279	1,107
Interest expense	(248)	(180)
Other, net	1,314	4,747

	2,345	5,674

Income before income taxes	78,010	45,761	+	70.5

Income taxes	20,309	16,545

Consolidated net income	57,701	29,216
Less: Net income attributable to noncontrolling interests	2,612	1,225

Net income attributable to Canon Inc.	55,089	27,991	+	96.8

Consolidated statements of comprehensive income

	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016	Change(%)

Consolidated net income	57,701	29,216	+	97.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(44,094)	(91,463)
Net unrealized gains and losses on securities	340	(4,842)
Net gains and losses on derivative instruments	2,873	1,512
Pension liability adjustments	531	2,812

	(40,350)	(91,981)

Comprehensive income (loss)	17,351	(62,765)		-
Less: Comprehensive income (loss) attributable to
noncontrolling interests	1,185	(812)

Comprehensive income (loss) attributable to Canon Inc.	16,166	(61,953)		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2017	Three months ended March 31, 2016	Change(%)
Office	457,745	454,352	+	0.7
Imaging System	242,059	234,816	+	3.1
Industry and Others	294,215	130,171	+	126.0
Eliminations	(21,258)	(22,109)		-

Total	972,761	797,230	+	22.0

	Millions of yen
Sales by region	Three months ended March 31, 2017	Three months ended March 31, 2016	Change(%)
Japan	230,567	168,541	+	36.8
Overseas:
Americas	255,873	224,248	+	14.1
Europe	241,572	219,885	+	9.9
Asia and Oceania	244,749	184,556	+	32.6

	742,194	628,689	+	18.1

Total	972,761	797,230	+	22.0

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems /

Diagnostic x-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems /

Clinical chemistry analyzers / Ophthalmic equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /

Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016
Cash flows from operating activities:
Consolidated net income	57,701	29,216
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	62,139	60,210
Loss on disposal of fixed assets	1,075	2,522
Deferred income taxes	(5,205)	(1,340)
Decrease in trade receivables	53,739	71,427
Increase in inventories	(19,618)	(38,385)
Increase in trade payables	22,968	11,461
Increase (decrease) in accrued income taxes	5,669	(24,484)
Decrease in accrued expenses	(5,599)	(5,375)
Increase in accrued (prepaid) pension and severance cost	1,155	2,045
Other, net	(6,603)	7,325

Net cash provided by operating activities	167,421	114,622

Cash flows from investing activities:
Purchases of fixed assets	(43,624)	(52,214)
Proceeds from sale of fixed assets	150	138
Proceeds from sale and maturity of available-for-sale securities	556	407
Increase in time deposits, net	(1,957)	(1,061)
Acquisitions of businesses, net of cash acquired	(5,135)	(2,870)
Purchases of other investments	(87)	(665,561)
Other, net	1	932

Net cash used in investing activities	(50,096)	(720,229)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,061	120
Repayments of long-term debt	(312)	(273)
Increase in short-term loans, net	540	660,000
Purchases of noncontrolling interests	-	(4,750)
Dividends paid	(81,905)	(81,905)
Repurchases and reissuance of treasury stock, net	(4)	(3)
Other, net	(2,826)	(2,471)

Net cash provided by (used in) financing activities	(83,446)	570,718

Effect of exchange rate changes on cash and cash equivalents	(9,418)	(17,770)

Net change in cash and cash equivalents	24,461	(52,659)

Cash and cash equivalents at beginning of period	630,193	633,613

Cash and cash equivalents at end of period	654,654	580,954

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016	Change(%)
Office
Net sales:
External customers	457,137	453,640	+	0.8
Intersegment	608	712	-	14.6

Total	457,745	454,352	+	0.7

Operating cost and expenses	402,317	409,648	-	1.8

Operating profit	55,428	44,704	+	24.0

Imaging System
Net sales:
External customers	241,900	234,567	+	3.1
Intersegment	159	249	-	36.1

Total	242,059	234,816	+	3.1

Operating cost and expenses	212,823	215,198	-	1.1

Operating profit	29,236	19,618	+	49.0

Industry and Others
Net sales:
External customers	273,724	109,023	+	151.1
Intersegment	20,491	21,148	-	3.1

Total	294,215	130,171	+	126.0

Operating cost and expenses	275,612	130,793	+	110.7

Operating profit	18,603	(622)		-

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(21,258)	(22,109)		-

Total	(21,258)	(22,109)		-

Operating cost and expenses	6,344	1,504		-

Operating profit	(27,602)	(23,613)		-

Consolidated
Net sales:
External customers	972,761	797,230	+	22.0
Intersegment	-	-		-

Total	972,761	797,230	+	22.0

Operating cost and expenses	897,096	757,143	+	18.5

Operating profit	75,665	40,087	+	88.8

*Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Industry and Others” for the first quarter of 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

    None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	March 31, 2017	December 31, 2016	Change
Subsidiaries	369	367	2
Affiliates	8	9	(1)
Total	377	376	1

2.	Change in Group Entities

Subsidiaries
Addition:	3 companies
Removal:	1 company

Affiliates (Carried at Equity Basis)
Removal:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

9. NOTE FOR NON-GAAP FINANCIAL MEASURES

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “Free cash flow” which is non-GAAP measure.

We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Billions of yen
Three months ended March 31, 2017

Net cash provided by operating activities	167.4
Net cash used in investing activities	(50.1)

Free cash flow	117.3

Canon Inc.

April 26, 2017

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2017

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2017		2016		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Japan
Office	94,054	-	94,104	378,834	-0.1%	-
Imaging System	32,611	-	34,945	179,304	-6.7%	-
Industry and Others	103,902	-	39,492	148,841	+163.1%	-
Total	230,567	915,100	168,541	706,979	+36.8%	+29.4%
Overseas
Office	363,083	-	359,536	1,426,028	+1.0%	-
Imaging System	209,289	-	199,622	914,987	+4.8%	-
Industry and Others	169,822	-	69,531	353,493	+144.2%	-
Total	742,194	3,104,900	628,689	2,694,508	+18.1%	+15.2%
Americas
Office	146,339	-	146,923	582,297	-0.4%	-
Imaging System	66,111	-	58,396	297,403	+13.2%	-
Industry and Others	43,423	-	18,929	83,844	+129.4%	-
Total	255,873	1,080,500	224,248	963,544	+14.1%	+12.1%
Europe
Office	141,004	-	139,164	556,353	+1.3%	-
Imaging System	66,556	-	66,361	293,894	+0.3%	-
Industry and Others	34,012	-	14,360	63,276	+136.9%	-
Total	241,572	984,700	219,885	913,523	+9.9%	+7.8%
Asia and Oceania
Office	75,740	-	73,449	287,378	+3.1%	-
Imaging System	76,622	-	74,865	323,690	+2.3%	-
Industry and Others	92,387	-	36,242	206,373	+154.9%	-
Total	244,749	1,039,700	184,556	817,441	+32.6%	+27.2%
Intersegment
Office	608	-	712	2,957	-14.6%	-
Imaging System	159	-	249	998	-36.1%	-
Industry and Others	20,491	-	21,148	82,326	-3.1%	-
Eliminations	(21,258)	-	(22,109)	(86,281)	-	-
Total	0	0	0	0	-	-
Total
Office	457,745	1,835,600	454,352	1,807,819	+0.7%	+1.5%
Imaging System	242,059	1,098,000	234,816	1,095,289	+3.1%	+0.2%
Industry and Others	294,215	1,169,400	130,171	584,660	+126.0%	+100.0%
Eliminations	(21,258)	(83,000)	(22,109)	(86,281)	-	-
Total	972,761	4,020,000	797,230	3,401,487	+22.0%	+18.2%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen	)

	2017		2016		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Office
External customers	457,137	1,833,700	453,640	1,804,862	+0.8%	+1.6%
Intersegment	608	1,900	712	2,957	-14.6%	-35.7%
Total sales	457,745	1,835,600	454,352	1,807,819	+0.7%	+1.5%
Operating profit	55,428	177,000	44,704	169,486	+24.0%	+4.4%
% of sales	12.1%	9.6%	9.8%	9.4%	-	-
Imaging System
External customers	241,900	1,096,100	234,567	1,094,291	+3.1%	+0.2%
Intersegment	159	1,900	249	998	-36.1%	+90.4%
Total sales	242,059	1,098,000	234,816	1,095,289	+3.1%	+0.2%
Operating profit	29,236	157,000	19,618	144,413	+49.0%	+8.7%
% of sales	12.1%	14.3%	8.4%	13.2%	-	-
Industry and Others
External customers	273,724	1,090,200	109,023	502,334	+151.1%	+117.0%
Intersegment	20,491	79,200	21,148	82,326	-3.1%	-3.8%
Total sales	294,215	1,169,400	130,171	584,660	+126.0%	+100.0%
Operating profit	18,603	52,700	(622)	7,448	-	+607.6%
% of sales	6.3%	4.5%	-0.5%	1.3%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(21,258)	(83,000)	(22,109)	(86,281)	-	-
Total sales	(21,258)	(83,000)	(22,109)	(86,281)	-	-
Operating profit	(27,602)	(116,700)	(23,613)	(92,481)	-	-
Consolidated
External customers	972,761	4,020,000	797,230	3,401,487	+22.0%	+18.2%
Intersegment	-	-	-	-	-	-
Total sales	972,761	4,020,000	797,230	3,401,487	+22.0%	+18.2%
Operating profit	75,665	270,000	40,087	228,866	+88.8%	+18.0%
% of sales	7.8%	6.7%	5.0%	6.7%	-	-

*Theactual and projected operating results pertaining to TMSC, a company acquired in December 2016, are included in “Industry and Others” for the first quarter and fiscal year 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

					(P)=Projection

3. OTHER INCOME / DEDUCTIONS						(Millions of yen)
	2017		2016		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Interest and dividend, net	1,031	1,300	927	3,701	+104	(2,401)
Forex gain (loss)	(1,211)	(3,400)	3,058	(2)	(4,269)	(3,398)
Equity earnings of affiliated companies	512	1,500	269	890	+243	+610
Other, net	2,013	10,600	1,420	11,196	+593	(596)
Total	2,345	10,000	5,674	15,785	(3,329)	(5,785)
					(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2017		2016
	1st quarter	Year (P)	1st quarter	Year
Office
Monochrome copiers	15%	16%	16%	16%
Color copiers	21%	22%	21%	21%
Printers	39%	37%	37%	37%
Others	25%	25%	26%	26%
Imaging System
Cameras	60%	60%	57%	61%
Inkjet printers	31%	31%	32%	30%
Others	9%	9%	11%	9%
Industry and Others
Lithography equipment	14%	17%	25%	21%
Others	86%	83%	75%	79%
				(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2017
	1st quarter	Year (P)
Office
Japan	-0.1%	-
Overseas	+2.4%	-
Total	+1.9%	+0.6%
Imaging System
Japan	-6.7%	-
Overseas	+8.0%	-
Total	+5.8%	-0.6%
Industry and Others
Japan	+163.1%	-
Overseas	+145.8%	-
Total	+126.8%	+99.4%
Total
Japan	+36.8%	+29.4%
Overseas	+20.0%	+14.1%
Americas	+14.9%	+10.6%
Europe	+13.5%	+7.4%
Asia and Oceania	+34.0%	+25.8%
Total	+23.6%	+17.3%
		(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY
	2017		2016
	1st quarter	Year (P)	1st quarter	Year
ROE *1	8.0%	6.5%	3.9%	5.2%
ROA *2	4.3%	3.5%	2.4%	3.1%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc. 7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)
	2017			2016
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	113.53	110.00	110.82	114.91	108.58
Yen/Euro	121.03	120.00	120.26	127.01	120.25
					(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)
	2017
	1st quarter	Year (P)
US$	(1.7)	+25.6
Euro	(9.0)	+0.3
Other currencies	(1.8)	+4.0
Total	(12.5)	+29.9
		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2017
	2nd-4th quarter (P)
On sales
US$	10.0
Euro	5.0
On operating profit
US$	3.5
Euro	2.3
	(P)=Projection

8. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2017		2016
	1st quarter	Year (P)	1st quarter	Year
Net cash provided by operating activities	167,421	510,000	114,622	500,283
Net cash used in investing activities	(50,096)	(260,000)	(720,229)	(837,125)
Free cash flow	117,325	250,000	(605,607)	(336,842)
Net cash provided by (used in) financing activities	(83,446)	(269,400)	570,718	355,692
Effect of exchange rate changes on cash and cash equivalents	(9,418)	(10,800)	(17,770)	(22,270)
Net change in cash and cash equivalents	24,461	(30,200)	(52,659)	(3,420)
Cash and cash equivalents at end of period	654,654	600,000	580,954	630,193
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2017		2016
	1st quarter	Year (P)	1st quarter	Year
Office	22,248	-	25,969	94,440
Imaging System	21,838	-	23,614	91,752
Industry and Others	27,353	-	15,733	67,887
Corporate and Eliminations	9,822	-	13,554	48,297
Total	81,261	345,000	78,870	302,376
% of sales	8.4%	8.6%	9.9%	8.9%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2017		2016
	1st quarter	Year (P)	1st quarter	Year
Increase in PP&E	31,638	195,000	50,464	171,597
Depreciation and amortization	62,139	265,000	60,210	250,096
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2017	2016	Difference
	Mar.31	Dec.31
Office	207,280	205,656	+1,624
Imaging System	142,730	127,386	+15,344
Industry and Others	219,093	227,694	(8,601)
Total	569,103	560,736	+8,367

(2) Inventories/Sales*			(Days)
	2017	2016	Difference
	Mar.31	Dec.31
Office	40	42	(2)
Imaging System	46	41	+5
Industry and Others	94	152	(58)
Total	54	59	(5)
	*Index based on the previous six months sales.

12. DEBT RATIO
	2017	2016	Difference
	Mar.31	Dec.31
Total debt / Total assets	12.8%	11.9%	+0.9%

13. OVERSEAS PRODUCTION RATIO
	2017	2016
	1st quarter	Year
Overseas production ratio	35%	44%

14. NUMBER OF EMPLOYEES
	2017	2016	Difference
	Mar.31	Dec.31
Japan	72,474	72,913	(439)
Overseas	125,000	124,760	+240
Total	197,474	197,673	(199)

- S5 -